EXHIBIT 99.48

                                  NEWS RELEASE

                           GLENCAIRN GOLD CORPORATION
             -------------------------------------------------------
                 500 - 6 Adelaide St. East. Toronto, ON M5C 1H6
                    Tel.: (416)860-0919 Fax: (416) 367-0182


FOR IMMEDIATE RELEASE                                                   TSX: GGG
February 17, 2004


                GLENCAIRN REPORTS INITIAL DRILL RESULTS AT LIMON

Glencaim Gold Corporation is pleased to announce initial results from its 55,000-metre 2004 diamond drilling program. The following results are from the Santa Pancha and Pozo Bono vein systems on the Limon Mine concession in Nicaragua, both of which were extensively mined in past years. Drilling has not started on the Santa Rosa target, also at Limon, and results are not yet available from drilling on the Vogel property in Timmins, Ont.

Highlights include 3.7 metres grading 9.2 grams gold per tonne (g/t) and 2.2 metres grading 13.5 g/t at Santa Pancha, and 6.6 metres grading 62.8 g/t and 7.1 metres grading 4.5 g/t at Pozo Bono.

"These drill results are the first from a 40,000-metre program planned for the Limon Mine concession this year," says Kerry Knoll, President and Chief Executive Officer of Glencaim. "They verify our theory that despite 63 years of mining at Limon, there is still excellent potential to define further mineable reserves. Initial drilling at Santa Pancha is targeted at the shallow portion of the historical resource and deeper drilling will follow."

Mining at Limon is currently being sourced from the Talavera vein system 4.5 km west of the Limon mill. The average grade of ore at Talavera, extracted by underground mining methods, is 5.5 g/t over an average width of 3.7 metres. Both Santa Pancha and Pozo Bono, part of the original Limon vein, were mined between the 1940s and 1980s when the effective cutoff grade for mining was 10.0 g/t.

Santa Pancha
------------
Drilling at Santa Pancha, located 5.5 km east of the Limon mill, is designed to confirm an historical inferred mineral resource (as disclosed under National Instrument 43-101 in the Company's Annual Information Form for the year ended Dec. 31, 2002, and filed on SEDAR Feb. 5, 2004), which stands at 539,400 tonnes grading 7.1 g/t, or 123,200 contained ounces gold. This resource is located adjacent to and contiguous with previously mined areas, and was estimated using historical assays from existing underground workings. Santa Pancha consists of a tabular zone of epithermal-style mineralization that varies in nature from discrete quartz veins to more complex hydrothermal breccias.

The results of the first six holes completed to date are as follows:

Section #     Hole #         From - To        Core Length        True Width       Gold Grade
                              (metres)          (metres)          (metres)         (g/t)

14520N        3081         49.75 - 53.62          3.87              3.7              9.2
              and          56.85 - 65.25          8.40              8.4              2.7
14520N        3082         65.20 - 70.00          4.80              3.5              1.9
              and          73.25 - 78.00          4.75              3.5              2.3
14520N        3084         90.10 - 97.00          6.90              4.4              3.4

            includes       93.40 - 97.00          3.60              2.3              6.1
14575N        3087         55.70 - 56.90          1.20              1.2              3.3
              and          64.50 - 66.20          1.70              1.7              3.8
14575N        3088         76.52 - 79.30          2.78              2.2             13.5
14575N        3091         93.60 - 96.40          2.80              2.0              7.8



Pozo Bono
---------
The target at Pozo Bono is a small zone of epithermal vein and vein-breccia gold mineralization that is near surface and could be accessed by open pit mining. Pozo Bono is located about 500 metres southeast of the Limon mill and could provide material to supplement current mill feed, all of which is now provided by underground mining from Talavera. It is estimated that mining from this area could begin as early as April of this year. Reserves for this zone have not yet been calculated. Drill results for all the holes on the Pozo Bono target zone are reported below:

Section #     Hole #         From - To        Core Length        True Width       Gold Grade
                              (metres)          (metres)          (metres)         (g/t)
15308N        3080         22.00 - 26.25          4.25              4.2              0.7
15308N        3083         33.42 - 49.53         16.11             10.4              1.2
            includes       33.42 - 36.47          3.05              2.1              3.9
15330N        3059          1.52 -  3.65          2.13              2.1             18.6   surface fill
              and           6.09 -  8.70          2.61              2.6              2.0
15330N        3060          9.87 - 12.80          2.93              1.8              3.8
              and          18.59 - 21.33          2.74              2.1              4.2
15330N        3067         60.96 - 68.27          7.31              7.1              4.5
15355N        3064         15.54 - 16.46          0.92              0.9             11.2
              and          17.80 - 29.26         11.46             11.4              3.0
15355N        3068         22.25 - 30.33          8.08              6.6             62.8
15355N        3077         68.07 - 74.30          6.23              6.1              1.5


Additional drilling along strike to the north did not return economic values near surface.

Drilling at the Santa Rosa zone has been delayed due to late delivery of a drill rig by the contractor. The rig has since been moved on site and drilling is expected to begin this week. Drilling at the Vogel property in Timmins began in late January, as planned, and results will be issued once available.

Sampling, Assaying and Quality Control
--------------------------------------
Samples are taken as half of the sawn core. The Company's on-site Limon Mine laboratory is used for sample preparation and assaying. None of the gold assays reported above have been cut.

The Limon Mine laboratory uses normal industry procedures. A separate crushing and pulverizing circuit is reserved for, and was used for, these exploration samples. Core samples were crushed to pass 10-meshsize sieve, a 1/4 split was then pulverized to have greater than 90% pass the 200-mesh-sized sieve to produce a 100 gram homogenized sub-sample. The Limon laboratory uses a one-assay ton aliquot (a 29.2 gram sub-sample) for fire assaying with a gravimetric finish to determine gold concentration.

Internal quality control programs include the use of blanks, duplicates, standards and internal check assaying. External check assays are routinely performed at ACME Analytical Laboratories of Vancouver,

B.C., Canada, with check samples submitted independently by the exploration group and the lab manager. External check assays of the specific data reported herein are pending routine submission of samples.

Qualified Person
----------------
Michael Gareau, P. Geo. and Vice President of Exploration for Glencaim, is the Qualified Person as defined by National Instrument 43-101. The drilling program is being conducted under Mr. Gareau's supervision. The Limon laboratory certificates and the results reported herein were reviewed and verified by Mr. Gareau. Mr. Gareau has read and approved this news release.

To find out more about Glencairn Gold Corporation (TSX:GGG), visit our website at www.glencaimgold.com.

Glencairn Gold Corporation                   Renmark Financial Communications Inc.
Kerry Knoll, President and CEO               Sylvain Laberge: slaberge@renmarkfinancial.com
Tel.: 416-860-0919                           Neil Murray-Lyon : nmurraylyon@renmarkfinancial.com
Fax: 416-367-0182                            Media: Dominic Sicotte: dsicotte@renmarkfinancial.com
www.glencaimgold.com                         Tel.: 514-939-3989, Fax: 514-939-3717


FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.